INTERNATIONAL MICROCOMPUTER SOFTWARE, INC.
                            100 ROWLAND WAY SUITE 300
                                NOVATO, CA 94945

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Hugh Fuller, Examiner

      RE: REGISTRATION OF SHARES OF INTERNATIONAL MICROCOMPUTER SOFTWARE, INC. FOR RESALE BY CERTAIN SHAREHOLDERS, REGISTRATION STATEMENT NO. 333-119359.

Ladies and Gentlemen:

      International Microcomputer Software, Inc. hereby requests that the Commissioner take appropriate action to cause the above-referenced Registration Statement to become effective at 9:30 AM on Thursday, November 6, 2004, or as soon thereafter as practicable.

                                     Very truly yours,

                                     International Microcomputer Software, Inc.

                                     By William J. Bush, Chief Financial Officer